EXHIBIT 99.1

Re:    IGLD Receives Non-Compliance Notice Regarding Nasdaq Minimum Bid Price Requirement

Ramat Gan, Israel – March 4, 2019 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD), a holding company with the controlling interest in B Communications Ltd. (NASDAQ and TASE: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), or the Company, today announced that it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

The Company has a 180 days’ period, until September 3, 2019, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days’ period, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed.

In the event Internet Gold does not regain compliance, it may be eligible for an additional 180 calendar days’ extension to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

N.B. The Company has two outstanding series of Debentures (Series C and D). The applicable rating agency has  assessed  that there is a high level of certainty of a default. The Company reported in January 2019 that while it is unable to sell its shares of its subsidiary, B Communications, to generate funds, it intends to withhold payments to the debenture holders until further notice. The situation remains volatile and the Company’s debenture holders may bring an insolvency action against the Company at any moment.

For further information, please contact:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620